Question 77 H.  Changes in control of Registrant


Series 11 - Mid Cap Value Portfolio

During the period ended March 31, 2015, the SunAmerica Series Trust SunAmerica Dynamic Strategy Portfolio, (the Acquiring Portfolio), purchased shares of the Seasons Series Trust Mid Cap Value Portfolio, a series of the registrant (the Acquired Portfolio), through a series of transactions. As of September 30, 2014, the Acquiring Portfolio owned approximately 22% of the Acquired Portfolio. As of March 31, 2015, the Acquiring Portfolio owned approximately 27% of the Acquired Portfolio.